UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
APPLICATION FOR AN ORDER PURSUANT TO SECTION 3(b)(2) OF
THE INVESTMENT COMPANY ACT OF 1940 DECLARING THAT MARQETA, INC.
IS PRIMARILY ENGAGED IN A BUSINESS OTHER THAN THAT
OF INVESTING, REINVESTING, OWNING, HOLDING, OR TRADING IN SECURITIES

In the Matter of
MARQETA, INC.
File No. 812-

Please send all communications to:
Michael Milotich, Chief Financial Officer
Marqeta, Inc.
180 Grand Avenue, 6th Floor
Oakland, CA 94612
(877) 962-7738
securities@marqeta.com
Amy Caiazza, Esq., Ph.D.
Wilson Sonsini Goodrich & Rosati, P.C.
1700 K Street, NW
Washington, DC 20006
(202) 973-8800
acaiazza@wsgr.com

Richard Blake, Esq.
Wilson Sonsini Goodrich & Rosati, P.C.
650 Page Mill Road
Palo Alto, CA 94304-1050
(650) 493-9300
rblake@wsgr.com
This Application (including Exhibits)
consists of 34 pages.

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

In the Matter of Marqeta, Inc. 180 Grand Avenue, 6th Floor Oakland, CA 94612 File No. 812-	APPLICATION FOR AN ORDER PURSUANT TO SECTION 3(b)(2) OF THE INVESTMENT COMPANY ACT OF 1940 DECLARING THAT MARQETA, INC. IS PRIMARILY ENGAGED IN A BUSINESS OTHER THAN THAT OF INVESTING, REINVESTING, OWNING, HOLDING, OR TRADING IN SECURITIES.

I.SUMMARY OF RELIEF REQUESTED
Marqeta, Inc. (“Marqeta” or the “Company”) hereby files this application (this “Application”) for an order of the U.S. Securities and Exchange Commission (the “Commission,” or the “SEC”) pursuant to Section 3(b)(2) of the Investment Company Act of 1940 (15 U.S.C. §§ 80a-1 et seq.), as amended (the “1940 Act”), finding and declaring that Marqeta is primarily engaged in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities, and therefore is not an “investment company,” as defined in the 1940 Act. An order from the SEC would confirm the status of Marqeta as an operating company that, directly and through its wholly-owned subsidiaries, is currently engaged in the business of operating a platform that allows customers to create customized and innovative payment cards and to build more configurable and flexible payment experiences through a highly scalable, cloud-based payment infrastructure.
The Company historically has been excluded from registration based on 1940 Act Section 3(a)(1)(C) but expects that such reliance will become increasingly impractical based on the cash-intensive nature of its business. The Company’s business is highly capital intensive and does not involve the Company acquiring or retaining significant “hard” operating assets. As a result, the Company maintains significant cash reserves that it seeks to invest for purposes of conserving capital and providing liquidity until the funds are used to operate its payment card issuing platform and cloud-based infrastructure business. The Company accomplishes this, pending use of the capital for operations, by investing in safe, highly liquid “Capital Preservation

Instruments.”1 This has from time to time resulted in the Company inadvertently meeting the definition of an “investment company,” as described below. The Company anticipates that these cash management issues will continue long into the future. As such, Marqeta is filing this Application pursuant to Section 3(b)(2) of the 1940 Act to confirm its clear status as an operating company and not as an “investment company.”
Section 3(a)(1) of the 1940 Act sets forth a three-prong definition that broadly defines an “investment company” as any issuer that:
(A)is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities (the “Business Test”);
(B)is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type, or has been engaged in such business and has any such certificates outstanding; or
(C)is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis (the “Asset Test”).2
Marqeta does not issue, has never issued, and does not propose to issue face-amount certificates of the installment type. Therefore, Marqeta would not be an investment company on that basis, and this Application does not address this aspect of the definition of “investment company.”
This Application does address the Business Test and the Asset Test, as applied to the Company’s historical and intended operations. Marqeta holds on its balance sheet a limited amount of “investment securities,” as defined in the 1940 Act as “all securities except (A) Government securities, (B) securities issued by employees’ securities companies, and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in paragraph (1) or (7) of subsection (c)” of Section 3 of the 1940 Act.3
1 “Capital Preservation Instruments” refers collectively to any cash items and securities that are held for the purpose of conserving Marqeta’s capital and liquidity until they are used by Marqeta to support its business (as such business is described in this Application). Such holdings are liquid (i.e., can be readily sold), earn competitive market returns and present a low level of credit risk, including short-term investment grade securities, Government securities (as defined in Section 2(a)(16) of the 1940 Act), securities of money market funds registered under the 1940 Act, and other cash items, but excluding investments in equity or speculative instruments.
2 15 U.S.C. § 80a-3(a)(1).
3 15 U.S.C. § 80a-3(a)(2).

While the Company currently holds investment securities that compose approximately 23.0% of its total assets on an unconsolidated basis (exclusive of Government securities and cash items), the Company has from time to time triggered the technical application of the Asset Test. From May 2019 until June 2020, Marqeta’s holdings of investment securities consistently exceeded 40% of its total assets on an unconsolidated basis (exclusive of Government securities and cash items). In addition, at times during the third fiscal quarter of 2023, the Company held investment securities that composed as much as 61% of its total assets on an unconsolidated basis (exclusive of Government securities and cash items).4
Marqeta has otherwise generally limited its investment securities so that it does not meet the definition of an “investment company” under the Asset Test. Doing so has meant keeping significant amounts of cash out of safe, highly liquid Capital Preservation Instruments and instead holding assets that are not investment securities for purposes of the Asset Test (e.g., registered money market funds and Government securities). These investments are not, in the Company’s view, the most effective way to manage its current and future cash reserves.
Marqeta is seeking the relief requested in this Application because Marqeta believes that, were it to adopt a prudent investment strategy, given (i) reasonable assumptions about Marqeta’s portfolio and (ii) the amount of cash items and Government securities Marqeta currently holds, the value of Marqeta’s investment securities would comprise at least 50% of its total assets (exclusive of Government securities and cash items), on an unconsolidated basis.
As noted above, Marqeta holds investment securities primarily because, like other high-growth technology companies that primarily provide technology services to customers, Marqeta’s business is highly capital intensive and does not involve the Company acquiring or retaining significant “hard” operating assets. As a result, Marqeta maintains significant cash reserves that it seeks to invest for purposes of conserving capital and providing liquidity until the funds are used in Marqeta’s payment card issuing platform and cloud-based infrastructure business. Marqeta’s holdings are conservative Capital Preservation Instruments necessary to
4 All assets have been valued for the purpose of these determinations in accordance with Section 2(a)(41) of the 1940 Act. Section 2(a)(41) defines “value” to mean (i) with respect to securities owned at the end of the last preceding fiscal quarter for which market quotations are available, the market value at the end of such quarter; (ii) with respect to other securities and assets owned at the end of the last preceding fiscal quarter, fair value at the end of such quarter, as determined in good faith by the board of directors; and (iii) with respect to securities and other assets acquired after the end of the last preceding fiscal quarter, the cost of the securities and other assets.
The company has sometimes exceeded the 40% threshold of the Asset Test, in each case inadvertently, because as it has sought to invest some of its cash in Capital Preservation Instrument over the years in order to generate some amount of yield while preserving capital, it has used multiple third-party asset managers who do not have insights into one another’s asset allocations. For example, after the banking crisis in early 2023, the company diversified the number of asset managers investing its cash, which resulted in greater holdings of investment securities – all of which were Capital Preservation Instruments.

finance operations of the Company’s payment card issuing platform and cloud-based infrastructure business. Marqeta invests in these assets to maintain the value of its cash over time, particularly in light of inflation rates that may exceed the interest the Company would receive in bank accounts, registered money market funds, or Government securities.
Marqeta requests the proposed order because continued compliance with the Asset Test may hinder Marqeta’s business over the long term. The Company’s cash proceeds are not immediately deployed or, in general, are not deployed to acquire hard assets and, due to the treatment under the Asset Test of cash items and the Capital Preservation Instruments that Marqeta anticipates holding as part of any prudent strategy to manage its cash, Marqeta expects to fail the Asset Test. The fact that such cash management issues are expected to continue long into the future, together with the fact that Marqeta is not currently out of compliance with the Asset Test, make relying on relief under Rule 3a-2 both insufficient and inappropriate for the Company. In general, the Company needs the ability to invest more than 40% of the total value of its assets (exclusive of Government securities and cash items), on an unconsolidated basis, in Capital Preservation Instruments to ensure the funds are managed and available to accommodate future growth of the business and general corporate purposes.
The Company is seeking an order from the Commission pursuant to Section 3(b)(2) because reliance on the exclusion under Section 3(a)(1)(C) has become uncertain and may become unavailable over the long term, and reliance on the Asset Test is typically problematic given the nature of the Company’s assets. The Company believes the requested order is warranted because it is primarily engaged, and will continue to be primarily engaged, in a business other than a business of investing, reinvesting, owning, holding, or trading in securities, directly and through its majority-owned subsidiaries, within the meaning of Section 3(b)(2), as interpreted by In re Tonopah Mining Co., 26 S.E.C. 426 (1947) (“Tonopah Mining”), the formative case distinguishing operating companies from investment companies for purposes of the 1940 Act. As discussed below, the Company believes that its historical development, its public representations of policy, the activities of its officers and directors, the nature of its assets, and its sources of revenue and income demonstrate that it is engaged primarily in a business other than that of investing, reinvesting, owning, holding, or trading securities. The Company thus asserts that it satisfies the criteria for issuing an order under Section 3(b)(2) of the 1940 Act.
II.STATEMENT OF FACTS
A.Overview of Marqeta’s Business and Operations
Formed in 2010, Marqeta is a Delaware corporation that is in the business of providing a technology-based payment card issuing platform, along with related services, to its customers.

As of October 31, 2024, Marqeta had a market capitalization of approximately $2.84 billion, approximately 465.9 million shares of Class A common stock outstanding, and approximately 36.5 million shares of Class B common stock outstanding.
As of September 30, 2024, the Company had 9 wholly-owned subsidiaries, none of which hold any investment securities.5 The current operating subsidiaries conduct businesses that are integrally related to the business of Marqeta and primarily engage in activities that support the Company in meeting its contractual obligations in their respective jurisdictions.6
The Company has never sold any subsidiaries and has not secured (and does not intend to secure) control of subsidiaries primarily for the purpose of making a profit in the sale of a controlled company’s securities. To the extent that the Company may in the future make strategic investments in other companies, such investments will not be for speculative purposes or for purposes of earning high rates of return. Instead, the Company expects to engage in strategic investments, if at all, for the purpose of acquiring companies or interests in companies whose businesses are complementary to that of the Company and its mission and where ownership of such a company supports Marqeta’s overall business strategy.
The Company has financed its operations primarily through the offering of its equity securities, but ultimately seeks to generate cash from operations to support its business. In June 2021, the Company completed an initial public offering (“IPO”) in which it issued and sold Class A common stock for net proceeds of $1.3 billion, after deducting underwriting discounts, commissions, and offering costs.
B.Corporate Governance
The Company’s business and affairs are managed under the direction of its board of directors. Marqeta’s board of directors has established an audit committee, a compensation committee, a nomination and corporate governance committee, and a payments innovation
5 The Company’s subsidiaries include Marqeta UK Ltd, an English limited company; Marqeta Australia Pty Ltd, an Australian proprietary limited company; Marqeta Singapore Pte. Ltd., a Singapore private limited company; Marqeta do Brasil Processadora e Servicos LTDA, a Brazil limited liability company; Power Finance Inc., a Delaware corporation; 10001633449 Ontario Inc., a Canada corporation; Marqeta Services, LLC, a Delaware limited liability company; Marqeta Payments, LLC, a Delaware limited liability company; and Marqeta sp. z.o.o., a Polish private limited liability company.
6 None of the Company’s subsidiaries meet the definition of an “investment company” in Section 3(a) of the 1940 Act.

committee. Marqeta’s executive officers and directors are accomplished individuals with experience and credentials well-suited to managing the Company’s business and affairs.
1.Executive Officers
Simon Khalaf has served as Marqeta’s Chief Executive Officer and a member of the board of directors since January 2023. He has served as a member of the payments innovation committee since June 2024. Prior to joining Marqeta, he served as Chief Executive Officer of Flurry, Inc., a provider of mobile application services; Senior Vice President of Twilio, Inc., a customer engagement and communications company; and Senior Vice President and General Manager of Verizon Communications Inc. Mr. Khalaf holds a B.Eng. in Electrical Engineering from the American University of Beirut and an M.Sc. in Electrical Engineering from Syracuse University.
Michael (Mike) Milotich has served as Marqeta’s Chief Financial Officer since February 2022. Prior to joining Marqeta, he served as Senior Vice President of Investor Relations and Corporate Finance at Visa, Inc.; Senior Manager, Commercial Analytics Lead for the Core Payments team at PayPal, Inc.; and Manager, Business Analysis and Strategic Planning at American Express. Mr. Milotich holds a bachelor’s degree from the University of California, Santa Barbara, and an M.B.A. from New York University.
Todd Pollak has served as Marqeta’s Chief Revenue Officer since January 2023. Prior to joining Marqeta, he served as Chief Commercial Officer of Ancestry.com LLC. Mr. Pollak has also held senior sales roles at Google, Inc. Mr. Pollak holds a B.A. in English and History from the University of Michigan.
Crystal Sumner has served as Marqeta’s Chief Administrative Officer and Corporate Secretary since February 2024 and was previously Marqeta’s Chief Legal Officer. Prior to joining Marqeta, she served as Head of Legal, Compliance and Risk at Blend Labs, Inc., a provider of cloud-based software platform solutions for financial services companies, and as Product and Regulatory Counsel of Eventbrite, Inc., an event management and ticketing website. Ms. Sumner was also a founding Enforcement Attorney at the Consumer Financial Protection Bureau. Ms. Sumner holds a B.A. from Texas Tech University, and a J.D. from the University of California, Berkeley Law School.
2.Non-Employee Directors
Judson (Jud) C. Linville has served as a member of Marqeta’s board of directors since May 2020 and has been appointed independent Chairman of the Board as of June 2024. Mr. Linville serves as a Senior Advisor at General Atlantic LLC, and previously served as Chief Executive Officer of Global Cards and Consumer Services at Citigroup, Inc. Mr. Linville currently serves as a member of the Board of Visitors of Duke University’s Fuqua School of

Business and of the Board of Trustees of Lafayette College. Mr. Linville holds a B.A. in Psychology from Lafayette College and a Ph.D. in Clinical Psychology from the College of Medicine at Drexel University.
Najuma Atkinson has served as a member of Marqeta’s board of directors since April 2023. Ms. Atkinson is Executive Vice President and Special Advisor People & Culture of Hasbro, Inc. and has also served as Hasbro’s Chief People Officer. Ms. Atkinson also served as Senior Vice President of Global HR Services for Dell Technologies, Inc. Ms. Atkinson holds a B.A. in Political Science from Fisk University and an M.A. in Organizational Management from Trevecca Nazarene University.
Alpesh Chokshi has served as a member of Marqeta’s board of directors and payments innovation committee since June 2024. President of Rotomaire, Inc., dba Banyan since January 2024. He previously served as Global Head of Business Development and Strategy for Personal Banking and Wealth at Citigroup Inc. from August 2018 to December 2023. Prior to Citigroup, he served as Head of National Accounts at Visa and served in various leadership roles at American Express Company. Mr. Chokshi holds an MBA from the Wharton School at the University of Pennsylvania and a B.S. in Electrical Engineering and a B.S. in Economics, both from the University of Pennsylvania.
Martha Cummings has served on Marqeta’s board of directors since January 2021 and as a member of the audit committee since March 2021. Ms. Cummings served as Executive Vice President, Head of Compliance Strategy & Operations at Wells Fargo Bank N.A.; as Senior Vice President and Senior Supervisory Officer at the Federal Reserve Bank of New York; and in several roles with Banco Santander, S.A. Ms. Cummings holds an M.B.A. from the Wharton School of Business, an M.A. in International Studies from the Lauder Institute of the University of Pennsylvania, and a B.A. in Economics from the University of Minnesota.
Jason Gardner has served as a member of Marqeta’s board of directors since November 2010. Mr. Gardner is the founder of Marqeta and was Chief Executive Officer until January 2023 and Executive Chairman until June 2024. He continues to serve as a non-employee director on the board of directors and has been Chairperson of the Payments Innovation Committee since June 2024. Previously, Mr. Gardner also founded PropertyBridge, Inc., a provider of electronic payment services to the residential real estate management industry, and Vertical Think, Inc., an IT management company. Mr. Gardner holds a B.A. in Political Science from Arizona State University.
R. Mark Graf has served as a member of Marqeta’s board of directors and audit committee since July 2024. Mr. Graf served as Chief Financial Officer of Discover Financial Services, a publicly traded financial services company, from April 2011 to September 2019. He has served on the board of directors of Harmony Biosciences Holdings, Inc., a publicly traded commercial-stage pharmaceutical company since November 2020, and Signet Jewelers Limited, a publicly traded retail jeweler, since July 2017. Mr. Graf holds a Bachelor of Science in Economics from the Wharton School of the University of Pennsylvania.
Kiran Prasad has served as a member of Marqeta’s board of directors since September 2022 and as a member of the audit committee since October 2023. Mr. Prasad is Head of Product at Nextdoor Holdings, Inc., a publicly traded internet-related services company, and has previously served as Vice President of Product for LinkedIn Corporation. Mr. Prasad holds a B.S. in Computer Science and Computational Mathematics from Michigan State University and an M.S. in Computer Science from the University of Michigan.
Helen Riley has served as a member of Marqeta’s board of directors since May 2020 and as Chairperson of the audit committee since March 2021. Ms. Riley is currently Chief Financial Officer at X Development LLC, a research and development subsidiary of Alphabet Inc., and has served as Senior Finance Director of Global Marketing and Global General Administration and held various other roles in finance at Google LLC. Ms. Riley holds an M.B.A. from Harvard Business School and a B.A. in Philosophy, Politics and Economics and a M.A. from the University of Oxford.
Godfrey Sullivan has served as a member of Marqeta’s board of directors since May 2021 and as a member of the audit committee since May 2021. Mr. Sullivan served as President and Chief Executive Officer of Splunk Inc., a publicly traded big data company, and has held several executive roles at Hyperion Solutions Corporation, a performance management software company acquired by Oracle Corporation in April 2007. Mr. Sullivan has also served as a member of the board of directors of CrowdStrike Holdings, Inc., Ring Central, Inc., and Gitlab Inc. Mr. Sullivan previously served on the board of directors of three other public companies. Mr. Sullivan holds a B.B.A. in Real Estate and Economics from Baylor University.
C.Marqeta’s Business and State of the Market
The Company is in the business of providing a technology-based payments platform to its customers, as its main activities, products, and capital structure make clear. Importantly, companies in the payments technology and infrastructure industry, such as Marqeta, generally need significant liquid capital to finance operations. The payment card issuing and infrastructure industries are competitive and capital-intensive, and, as a result, Marqeta needs to maintain a substantial cash position that is available without substantial restrictions for ongoing operations and capital expenditures, including those related to scaling efforts. It is important for Marqeta to scale its business in order to achieve operating leverage, better support its existing and new customers, and continue to innovate effectively.
As noted above, the Company has never sold any subsidiaries and has not secured, and does not intend to secure, control of subsidiaries primarily for the purpose of making a profit in the sale of a controlled company’s securities. To the extent that Marqeta may in the future make strategic investments in other companies as part of its scaling efforts, such investments will not be for speculative purposes or for purposes of earning high rates of return, and the Company would expect to comply with the requirement, under prior Section 3(b)(2) orders that are similar to that requested, that it invest no more than 10% of its total assets (excluding Government securities and cash items) in investment securities that are not Capital Preservation Instruments.7 As of the date of this Application, the Company holds no strategic investments in other companies.
1.Product and Anticipated Growth
Marqeta offers a card issuing platform that empowers its customers to create customized and innovative payment cards, giving them the ability to build more configurable and flexible payment experiences. Marqeta’s customers include businesses such as Affirm, Block, DoorDash, Instacart, and Klarna.
Marqeta’s current growth strategies include, in general, continuing to build out and innovate its platform by offering new services and enhancing its features, continuing to build its partner network of banking and card network providers, expanding relationships with current customers and acquiring new customers, and expanding internationally. These growth strategies will increase the Company’s expenses and its need for capital to fund these strategies.
Growing the business in these ways will increase the Company’s total operating expenses because it will require the Company to continue to hire employees to provide the customized and specialized services that its customers require and to continue to invest in technological resources to develop the platform features and enhancements that will be needed to service those customers and their businesses. The Company’s marketing expenses also will increase as the Company seeks to expand its presence into new use cases and industry verticals. As the Company solidifies and grows its reach in existing categories and expands to new use cases, other operating expenses, such as occupancy costs and travel and insurance expenses, are expected to increase at rates similar to the Company’s rate of growth. It is likely that the Company’s costs of
7 For purposes of this calculation, consistent with condition 3 below, “total assets” excludes cash, cash items (including securities issued by money market funds registered under the 1940 Act), and Government securities (as defined in Section 2(a)(16) of the 1940 Act). The ratio of “other investments” is determined on an unconsolidated basis, except that Marqeta consolidates its financial statements with the financial statements of any wholly-owned subsidiaries.

revenue8 will increase as well, primarily due to increasing card network fees, issuing bank fees, and card fulfillment costs paid by Marqeta.
2.Competitive Market
The markets for the Company’s platform and products are intensely competitive and characterized by rapid changes in technology, customer requirements, industry standards, and frequent introductions of new, and improvements of existing, products. Marqeta expects competition to increase as other established, emerging, and start-up companies enter the markets in which the Company operates, in particular with respect to solutions for new, more configurable and flexible payment experiences, as customer requirements evolve and new products, services, and technologies are introduced. The Company’s ability to anticipate or effectively react to these competitive challenges relies on its ability to invest in its employee talent pool and technology and in its overall capabilities to acquire, service, and retain customers in new and diverse use cases and markets.
D.Marqeta’s Liquidity and Capital Resources
The nature of Marqeta’s business and industry result in it generating and holding significant amounts of liquid capital rather than raw goods, supplies, or inventory. Marqeta generates the substantial majority of its revenue through fees based on the volume of transactions processed through its platform, in the form of interchange fees9 or other fees based on its activities processing transactions, providing access to its platform, monitoring fraud, and managing disputes. Like other cash-heavy technology companies, Marqeta sells no tangible products and maintains limited other assets.
Thus far, the Company has experienced net losses despite revenue from the sources outlined above. This means it has no access to excess capital to finance its operations. That capital derives instead from its financing activities.
8 For U.S. Generally Accepted Accounting Principles (“GAAP”) purposes, the term “cost of revenue” refers to the total cost of manufacturing and delivering a product or service to consumers; it is designed to represent the direct costs associated with producing the goods and services the company sells. Companies that primarily provide services often use the “cost of revenue” metric rather than “cost of goods sold” because it is a more comprehensive account of the various costs associated with selling a good or service; cost of revenue, unlike cost of goods sold, also includes costs incurred to generate a sale outside of production, such as distribution and marketing costs. Like cost of goods sold, cost of revenue is subtracted from revenue to derive the Company’s gross profit. For Marqeta, costs of revenue include fees and expenses such as card network fees, issuing bank fees, and card fulfillment costs. Card network fees are paid by Marqeta for transactions routed through third-party card networks and are reduced for accounting purposes by incentive fees paid to Marqeta for referring customers to those networks. Issuing bank fees are paid by Marqeta to banks for issuing cards to Marqeta’s customers and providing related card programs. Card fulfillment costs include the costs associated with producing, packaging, and sending physical cards.
9 “Interchange fees” are fees paid between banks for the acceptance and processing of card-based transactions. In a typical sale transaction, a merchant’s bank pays the customer’s bank. Marqeta is entitled to 100% of the interchange fees generated through its customers' transactions, which it then shares with certain customers depending on the agreement between Marqeta and the customer.

E.Financing of Marqeta’s Business
Marqeta requires significant liquid capital primarily to fund expenditures related to its operations. The Company has substantial mission-critical costs related to providing its employees compensation and benefits, acquiring and maintaining technology the Company purchases or licenses from third parties, and accessing legal, compliance, audit, and other professional services necessary to operating a public company in the payments infrastructure industry. The Company also needs to invest on an ongoing basis in capital expenditures. All these expenditures are critical to the Company’s current operations and future growth as a competitive payments infrastructure provider.
1.Compensation and Benefits
Marqeta needs to maintain substantial cash reserves to fund its operating activities. The payments and technology industries in which Marqeta operates are intensely competitive and characterized by rapid changes in technology and frequent introductions of new services and offerings. Marqeta expects competition to continue, from both current competitors and new entrants in the market that may be well-established and enjoy greater resources or other strategic advantages. As a result, it is important for Marqeta’s business that it maintain a substantial cash position.
Marqeta’s growth and competitive success entail, and will continue to entail, devoting significant resources to compensating its management and employees. The Company’s expenditures related to employee compensation and benefits are by far its largest set of expenditures. The Company has historically had to hire an increasing number of employees to develop the technological infrastructure for its platform; develop, manage, and serve a growing customer base; and market its services. The employee headcount grew from 233 as of December 31, 2018, to 379 as of December 31, 2019, to 509 as of December 31, 2020, to 789 as of December 31, 2021, and to 958 as of December 31, 2022, but was reduced to 771 as of December 31, 2023.
The table below shows the Company’s increases in expenses relating to compensation and benefits on an unconsolidated basis for fiscal years 2019 through 2023 and the nine months ended September 30, 2024, and the change in those expenses from year to year, in each case as of the end of such fiscal year or period. In general, these expenses have been rising considerably, tracking the rise in employee headcount. Expenses relating to compensation and benefits declined during the nine months ended September 30, 2024, compared to the same period in 2023, due to a reduction in the amount of post-combination compensation expense incurred by the Company during the same period in 2023 stemming from the Company’s acquisition of another company, Power Finance, Inc. and a restructuring charge related to a reduction in force in 2023. The Company expects that expenses relating to compensation and benefits will decline from 2023 to 2024 for this reason, as well as lower headcount and expected reductions in share-

based compensation. These expenses, however, still account for an overwhelming majority of the Company’s costs and expenditures, accounting for approximately 47% of total costs and expenses in 2023 and for approximately 54% of total costs and expenses during the nine months ended September 30, 2024.

Fiscal Year or Period	Compensation and Benefits Expenses***	Change from Prior
2019	$88,309,000	N/A
2020	$129,802,000	+46.99%
2021	$279,927,000	+115.65%
2022	$361,880,000	+29.28%
2023	$446,381,000	+23.35%
2024	$299,120,000*	-14.68**
* This figure for 2024 relates to the nine-month period ending September 30, 2024.
** Comparison is made to the fiscal nine months ending September 30, 2023.
*** In order to provide a more accurate comparison period over period, amounts related to the Company’s Executive Chairman Long-Term Performance Award have been reclassified out of Compensation and Benefits over the entire period in light of a forfeiture of the award in the second quarter of 2024.
The Company’s generally increasing compensation and benefits expenses are consistent with the development of its increasingly diverse and complex business and related set of challenges in a highly competitive and fast-moving industry. Greater numbers of highly skilled employees have been needed to support the Company’s platform and enhancements to it, as well as to support growth of the Company’s ecosystem and partner network. The Company also hires employees for operational support and to serve the growing needs of current and future customers, and it needs a larger marketing and advertising salesforce to continue to compete with other companies in its industry. As a result, Marqeta anticipates that it will continue to experience an ever-increasing need to maintain liquid capital to pay expenditures related to compensating and providing benefits to its employees.
2.Technology
Marqeta also needs to maintain significant cash to pay fees required to operate and access the third-party technology it needs to provide its platform and services. Technology costs are Marqeta’s second largest group of costs and consist primarily of third-party hosting fees, software licenses, hardware purchases, and related support and maintenance costs. The Company expects that technology costs will continue to increase as it builds out its platform, enhances the platform’s features, and expands its services.
The table below depicts the Company’s technology expenses on an unconsolidated basis for fiscal years 2019 through 2023 and the nine months ended September 30, 2024, and the change in technology expenses from year to year, in each case as of the end of such fiscal year or period. These expenses have increased materially each year since 2019. The technology expenses also increased during the nine months ended September 30, 2024, compared to the same period in 2023, due to higher hosting and other technology-related costs as the Company continues to scale and grow. The Company expects that technology expenses will continue to increase year-over-year, as it continues to build out its platform and services.

Fiscal Year or Period	Technology Expenses	Change from Prior
2019	$7,796,000	N/A
2020	$13,239,000	+69.82%
2021	$33,637,000	+154.10%
2022	$52,361,000	+55.66%
2023	$55,612,000	+6.21%
2024	$44,204,000*	6.07%**
* This figure for 2024 relates to the nine-month period ending September 30, 2024.
** Comparison is made to the fiscal nine months ending September 30, 2023.
The Company’s generally increasing technology costs are consistent with the development and growth of its platform: The larger Marqeta’s customer base is, and the wider the range of products and services it provides, the more technology-related expenditures it incurs. The Company expects the growth of these expenditures to continue, and as a result expects that its need for liquid capital to expend on technology will increase as well.
3.Professional Services
As Marqeta’s business grows and the Company serves a wider and more diverse customer base, its expenses related to professional services has also grown. These services, which include consulting, accounting, legal and other professional services, have grown over the past several years and are anticipated to continue to increase as the Company’s offerings become more complex and reach new markets. Because the payments and card industries are heavily regulated, any expansion to include new services or operate in new jurisdictions may increase compliance and legal costs in particular.
The table below shows the Company’s increases in expenses relating to professional services on an unconsolidated basis for fiscal years 2019 through 2022 and decreases for the fiscal year 2023 and the nine months ended September 30, 2024, as the Company managed consulting and recruiter spend, and the change in those expenses from year to year, in each case as of the end of such fiscal year or period. These expenses have grown significantly during most years since 2019. The decline from 2022 to 2023 and during the nine months ended September 30, 2024, was attributable to a reduction in the amount of consulting and/or recruiting fees paid by the Company. The Company expects that expenses relating to professional services will decline from 2023 to 2024 for this reason as well. These changes in expenditures for professional services, however, are consistent with an operating company adjusting expenditures to align with current needs.

Fiscal Year or Period	Professional Services Expenses	Change from Prior
2019	$7,157,000	N/A
2020	$7,188,000	+0.41%
2021	$18,443,000	+156.58%
2022	$23,479,000	+27.31%
2023	$21,679,000	-7.67%
2024	$13,437,000*	-7.38%**
* This figure for 2024 relates to the nine-month period ending September 30, 2024.
** Comparison is made to the fiscal nine months ending September 30, 2023.
Based on its plans to expand its offerings and develop its platform globally, the Company expects the need for these expenditures to continue. While these expenses decreased during the year ended December 31, 2023 and may decrease both in absolute terms and relative to overall expenditures in the future, the Company expects that they will continue to constitute a sizable portion of the Company’s overall expenses, and, as a result, that the Company will need capital to use for professional services expenditures. This need is consistent with Marqeta’s position as a company that is in the process of building an innovative technology platform and expanding to new markets in a regulated industry.
4.Capital Expenditures and Need for Significant Cash
It is important for Marqeta’s business that it maintain a substantial cash position. As discussed above, there are a number of business reasons for this, including the capital-intensive nature of the Company’s industry, the need to maintain cash on hand to address any fluctuations in annual and quarterly results, and the need to fund Marqeta’s operating activities.
Marqeta also makes substantial capital expenditures in connection with its operating business. The following table outlines purchases of capital assets (net of retirements) used to support the Company’s long-term growth an unconsolidated basis for fiscal years 2019 through 2023 and the nine months ended September 30, 2024, and the change in those expenses from year to year, in each case as of the end of such fiscal year or period. These expenditures have risen significantly since 2019.

Fiscal Year or Period	Capital Expenditures	Change from Prior
2019	$3,939,000	N/A
2020	$2,492,000	-36.7%
2021	$3,899,000	+56.48%
2022	$3,217,000	-17.48%
2023	$16,599,000	+415.98%
2024	$24,510,000*	+179.68%**
* This figure for 2024 relates to the nine-month period ending September 30, 2024.
** Comparison is made to the fiscal nine months ending September 30, 2023.
This is, again, typical of changes that growing technology companies experience over time, as they develop and then monetize products, services, and technologies through sales and marketing efforts, customer service, professional services, and other administrative support services, while continuing to develop enhancements to the products and services they sell and develop new ones.
F.Marqeta’s Cash Management Practices

Marqeta has financed operations primarily through offerings of its equity securities, but ultimately seeks to generate cash from operations to support its business. To the extent it makes investments, the Company does so predominantly to preserve the capital necessary to fund operations. The Company believes it makes prudent investments in Capital Preservation Instruments for purposes of funding its operations, and to this end, the Company’s investment strategy is to preserve capital and maintain liquidity, pending the use of capital for its current and future operations, while achieving a reasonable rate of return that is expected to be greater than the return obtainable by investing exclusively in cash items and Government securities. The Company does not invest in securities for short-term speculative purposes.10
The Company’s investment strategy is designed to provide liquidity and safety of principal, while striving to achieve the highest rate of return consistent with these two objectives, and provides for investments in which the Company has the ability and intent, if necessary, to liquidate for purposes of financing the Company’s current operations. Thus, when it makes securities investments in Capital Preservation Instruments, Marqeta invests in fixed-income securities that are rated investment-grade because they have ratings of A-3 or higher. Marqeta will not invest more than 10% of its total assets in “investment securities” that are not Capital Preservation Instruments, including investments made as part of Marqeta’s corporate development strategy.11
G.Revenue and Net Income
The Company recognizes substantially all its revenue from interchange fees and other fees for its services processing transactions and providing related services, such as providing access to its platform, monitoring fraud, and managing disputes, as described above. As of the fiscal nine months ended September 30, 2024, the Company’s revenues were $371.2 million, which represents a decrease from the $557.4 million it recognized during the same nine-month period ended September 30, 2023. The Company’s revenues were $676.2 million during the fiscal year ended December 31, 2023, which represents a decrease from the $748.2 million during the fiscal year ended December 31, 2022, which represents a substantial increase from the $517.2 million the Company recognized in 2021 and the $290.3 million it recognized in 2020. These amounts derived almost exclusively (97%) from the interchange and other fees for
10 The Company has made investments in non-Capital Preservation Instruments only twice, each time in the same third-party private company. These investments took the form of a $750,000 minority equity position purchased in 2019 and a $20 million minority equity position purchased in 2021. Both positions were sold in the fourth quarter of 2022 at an aggregate price of $25.7 million, which represented approximately 3% of net revenue generated by the Company in 2022. As of the end of the third quarter of 2022, the investment represented less than 1.5% of the value of the Company’s total assets (exclusive of Government securities and cash items) on a consolidated basis.
11 For purposes of this calculation, “total assets” excludes cash items (including securities issued by money market funds registered under the 1940 Act) and Government securities (as defined in Section 2(a)(16) of the 1940 Act). This percentage is to be determined on an unconsolidated basis, except that Marqeta should consolidate its financial statements with the financial statements of any of its wholly-owned subsidiaries.

services described above. The Company anticipates that these fees will remain a similarly significant driver of its revenues going forward.
For the fiscal nine months ended September 30, 2024, the Company earned $27.8 million of net investment income from its investment securities (which consisted entirely of Capital Preservation Instruments), a decrease from $30.7 million during the same fiscal period in 2023. For the fiscal year ended December 31, 2023, the Company earned $44.1 million of net investment income from its investment securities, an increase from the fiscal year ended December 31, 2022, when the Company recognized net investment income of approximately $8.6 million. The 2022 figure represented an approximately $8.0 million increase from the fiscal year ended December 31, 2021, and an approximately $7.3 million increase from the fiscal year ended December 31, 2020. The more recent changes in net investment income have resulted from increases in interest rates.
Net investment income is limited and has continued to be less than 7.5% of revenues. The Company expects investment income to decline even further as a percentage of revenue as the market for Marqeta’s products expands and interest rates are cut in the future.
III.REASON FOR REQUESTING RELIEF
As the evidence above bears out, Marqeta, since inception, has actively engaged in the business of operating a platform that allows customers to create customized and innovative payment cards and build more configurable and flexible payment experiences through a highly scalable, cloud-based payment infrastructure. Marqeta does not believe it is currently, or has ever been, primarily engaged in the business of investing, reinvesting, owning, holding, or trading in securities. In order to compete successfully in its market sector, the Company requires capital for critical expenses such as those related to paying and providing benefits to employees; purchasing, licensing, and maintaining technology developed by third parties; accessing professional services; and making other capital expenditures. To this end, the Company directly holds “investment securities” on its balance sheet, which from time to time has exceeded 40% of the Company’s total assets on an unconsolidated basis (exclusive of Government securities and cash items), as prescribed by the Asset Test. The Company currently complies with the Asset Test. Doing so, however, materially limits the Company’s ability to invest in Capital Preservation Instruments, and the Company’s continued ability to rely on Section 3(a)(1)(C) while engaging in responsible and prudent cash management has become uncertain.
Although the Company is currently compliant with Section 3(a)(1)(C), it now seeks an order from the Commission under Section 3(b)(2) of the 1940 Act declaring that Marqeta is an operating company, and not an “investment company,” in anticipation of such times when it does not comply with Section 3(a)(1)(C). The requested order, if granted, would provide much needed certainty for Marqeta and permit it to continue managing its balance sheet consistent with prudent investment guidelines for purposes of preserving capital to finance further development of and enhancements to its platform, increased spending on human and technological resources, growth of its ecosystem and partner network, growing relationships with current customers and acquiring new customers, and expansion internationally, all of which are consistent with the Company’s strategic mission of becoming the leader in providing technology-based payment card solutions and infrastructure.
As the discussion below shows, Marqeta has not and is not engaged primarily and has not and does not hold itself out as being, and does not propose to, engage primarily in the business of “investing, reinvesting, or trading in securities” within the meaning of the Business Test and is not engaged and does not propose to engage in the business of “investing, reinvesting, owning, holding, or trading in securities” for purposes of the Asset Test. Therefore, Marqeta submits this Application for an order pursuant to Section 3(b)(2) of the 1940 Act to confirm that Marqeta is not an “investment company” and to resolve any uncertainty as to the Company’s status under the 1940 Act.
IV.DISCUSSION
A.Introduction
Section 3(b)(2) of the 1940 Act authorizes the Commission to grant an order declaring that an issuer is primarily engaged in a business other than that of investing, reinvesting, owning, holding, or trading in securities, either directly or through majority-owned subsidiaries or through controlled companies conducting similar types of business.
The Company qualifies for such an order because its business consists of developing, testing, and marketing Marqeta’s suite of technology-based payments card services directly and through its majority-owned subsidiaries. That is the Company’s sole business. The Company’s need for liquid capital to conduct its business means that it, in part, makes investments in certain securities that could cause it to exceed 40% of the Company’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis. Pursuant to Section 3(a)(1)(C) of the 1940 Act, the Company may from time to time “fail” the Asset Test and therefore may be an “investment company” absent an exclusion or exemption.
As noted above, the Company has historically relied on the exclusion from the definition of “investment company” in Section 3(a)(1)(C) of the 1940 Act, though continuing reliance on Section 3(a)(1)(C) has become problematic given the nature of the Company’s assets. The Company’s business has not, however, fundamentally changed. The Company continues to be primarily engaged in business as an operating company focused on developing, providing, and supporting its payment card issuing platform and cloud-based infrastructure business. It is not a company whose business is primarily engaged in investing, reinvesting, owning, holding, and trading in securities.

B.Definition of Investment Company
A company is an “investment company” and required to register with the Commission if it is an “issuer”12 and (i) it “is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities,”13 or (ii) “it is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and it owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.”14
Section 3(a)(2) defines “investment securities” as “all securities except (A) Government securities, (B) securities issued by employees’ securities companies, and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in [Sections 3(c)(1) or 3(c)(7) of the 1940 Act].” The 1940 Act does not define the term “cash items,” although the Commission staff has interpreted cash items to include shares of registered money market funds qualified under Rule 2a-7 under the 1940 Act that seek to maintain a stable net asset value equal to $1.00 per share.15 Section 2(a)(16) defines “Government securities” as those securities issued or guaranteed by the United States or its authorized instrumentality.16 The Company’s cash items include assets held in bank deposits, and shares of money market funds qualified under Rule 2a-7, and the Company’s Government securities include U.S. Treasury securities and U.S. governmental agency securities; therefore, those holdings are subtracted from the Asset Test calculation. The Company’s other investments include short-term fixed income securities, with a maximum maturity of 36 months and an average maturity of approximately 175 days, and are made up of high quality, liquid Treasury bills and other Government securities, commercial paper, asset-backed securities, corporate debt securities, and certificates of deposit.
Notwithstanding the application of the Asset Test, an issuer may nevertheless be excluded from the definition of “investment company” if it is “primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities;”17 or if the Commission grants an order pursuant to Section 3(b)(2). The 1940 Act does not define or otherwise establish clear benchmarks depicting the meaning of “primarily engaged,” leaving the meaning to the Commissio
12 Section 2(a)(22) of the 1940 Act defines “issuer” for these purposes to mean any natural person or company that “issues or proposes to issue any security, or has outstanding any security which is issued. 15 U.S.C. § 80a-2(a)(22). Marqeta is an issuer because, as of May 3, 2024, it had approximately 463.9 million shares of Class A common stock outstanding and approximately 54. 2 million shares of Class B common stock outstanding.
13 15 U.S.C. § 80a-3(b)(1).
14 15 U.S.C. § 80a-3(a)(1)(C).
15 Willkie Farr & Gallagher, SEC Staff No-Action Letter (Oct. 23, 2000).
16 15 U. S.C. § 80a-2(a)(16).
17 15 U.S.C. § 80a-3(b)(1).

n to determine on a case-by-case basis pursuant to Section 3(b)(2). By its terms Section 3(b)(2) relates to the activities of both the parent and its majority-owned subsidiaries.18 Although Section 3(b)(2) prescribes an exemption only from the Asset Test, the operative “primarily engaged” language of Section 3(b)(2) has been interpreted consistently with the similar language of the Business Test.19 Accordingly, a Section 3(b)(2) order by its terms would declare that a company is not an “investment company” for both the Business Test and the Asset Test.
Thus, the primary inquiry, under either the Business Test or the Asset Test, is whether the Company’s business as an operating company, including the financing of its business, constitutes primarily engaging in investing, reinvesting, owning, holding, or trading in securities, rendering it an “investment company” within the meaning of the 1940 Act. The factors enumerated in Tonopah Mining are key to differentiating operating companies from investment companies. The five-factor Tonopah Mining test looks to: (i) a company’s historical development; (ii) its public representations of policy; (iii) the activities of its officers and directors; (iv) the nature of its present assets; and (v) the sources of its present income. As is evident in the discussion below, the application of the Tonopah Mining factors compels the conclusion that Marqeta is not an investment company.
C.Application of the Tonopah Mining Test
1.Historical Development of Marqeta
Beginning in 2010, when Marqeta was founded, to the present, Marqeta has operated in the payment card issuing and cloud-based infrastructure business. The Company’s business has focused on the development of related products and services, and the Company has received U.S. and global recognition as an innovative technology company. Below is a brief compilation of the Company’s developments and recognitions:
●Marqeta was founded in 2010 by Jason Gardner in Oakland, California, with the goal of providing a modern card issuing platform.
●In 2014, Marqeta launched its open API issuer processing payments platform.
●In April 2019, Marqeta was named Best Enterprise Technology Company at the 2019 LendIt Fintech Industry Awards.
●In June of 2021, the Company completed its IPO.
18 See Tonopah Mining, at 26 S.E.C. 426 (1947).
19 The Commission has recognized that “a determination under Section 3(b)(2) ... that an issuer primarily is engaged in a noninvestment business also means that it is not an investment company under Section 3(a)(1)(A).” Investment Company Act Release No. 19566 (July 15, 1993) (proposing Rule 3a-8 under the 1940 Act). Rule 3a-8 expressly extends its exclusion to both Section 3(a)(1)(A) and Section 3(a)(1)(C). 17 C.F.R. § 270.3a-8(a).

●In 2022, Marqeta was named a Gold winner in the Enterprise Product of the Year – Financial Software category at the Best in Biz Awards International; the API World Award for Best in Payments APIs; and the Tearsheet Challenger Award for Best New Product, recognizing its innovative products in the digital banking space.
●In 2023, Marqeta was named the Silver Stevie Award winner in the Most Innovative Tech Company of the Year category at the 21st Annual American Business Awards; the Tearsheet Big Bang Theory Award for Best Overall Embedded Finance Platform; and two Future Digital Awards presented by Juniper Research, recognizing the company as best in the Embedded Finance Innovation category and CEO Simon Khalaf as the Fintech Mover and Shaker of the Year.
●In October 2023, Marqeta introduced new credit card issuing capabilities on its platform, enabling more brands to access their complete solution for payments experiences.
●In February 2024, Marqeta announced that its platform processed more than $1 billion in volume in a single day for the first time, a significant new milestone for the Company.
●In October 2024, Marqeta announced new enhancements to its program management capabilities and the development of Marqeta Flex, a buy now, pay later solution intended to be embedded into payment apps.
The Company’s development of products and projects, and its global recognition as a leader in innovative technology companies, clearly shows that it primarily engages in a payment card issuing and cloud-based infrastructure business, not in the business of investing, reinvesting, owning, holding, or trading in securities.
2.Marqeta’s Public Representations of Policy
Marqeta has been consistent in its press releases, marketing materials, and website that it is engaged in the business of providing a technology-based payment card issuing platform. Marqeta does not hold, and has never held, itself out to the public, through press releases, marketing materials, public statements, or in any other manner, as an investment company within the meaning of the 1940 Act or as engaging in the business of investing, reinvesting, owning, holding, or trading in securities. In its annual reports, stockholder letters, prospectuses, Commission filings, press releases, and marketing materials, and on its investor relations website (https://investors.Marqeta.com/), the Company’s public representations consistently state its mission to help customers issue customized and innovative payment cards and build more configurable and flexible payment experiences through a highly scalable, cloud-based payment infrastructure. The Company has never held itself out in any advertisement or otherwise as an investment company or as a company primarily engaged in a business of deriving value and performance from the successful management of a portfolio of securities. Neither Marqeta nor the Marqeta brand is generally perceived to be associated with the activities of an investment company within the meaning of the 1940 Act.
As an example, virtually all of the Company’s press releases are for the purpose of announcing new products, strategic alliances or acquisitions, customer-related matters, quarterly financial results, or changes in executive management, all pertaining to the Company’s relevance as a provider of a technology-based payment card issuing platform. Marqeta has never represented that it is engaged in any activities other than developing and providing those services. Additionally, Marqeta emphasizes operating results – and not its investment income, the possibility of returns primarily from the implementation of investment strategies, or performance returns – as the material factor in its business or future growth. Indeed, the only public representations that Marqeta makes regarding its investment securities are those required to be disclosed in public filings with the Commission. For example, in its most recent Form 10-K, the Company discusses its “investments” and its “interest income” as part of its annual financial presentation, not as a marketing initiative, but as a regulatory matter as a public reporting company subject to periodic disclosures pursuant to the Securities Exchange Act of 1934.
Accordingly, it is clear from the Company’s public Commission filings and its other public representations that shareholders invest in the Company’s securities with an expectation of realizing gains from the Company’s development and sale of its suite of technology-based payment card programs and services, and not from returns on an investment portfolio.
3.Activities of Marqeta’s Officers and Directors
All of the members of the Company’s board of directors and officers devote substantially all their time managing or advising the Company’s business operating a payment card issuing platform and cloud-based infrastructure business. None of the Company’s officers, directors, or employees spends or proposes to devote more than 1% of his or her time, if even that, to management of Capital Preservation Instruments on behalf of the Company. They are dedicated to the development and support of operating Marqeta’s technology-based payment card issuing and infrastructure platform and spend substantially all of their time managing the Company’s business as a services and technology company. As the biographies above illustrate, the Company’s officers and directors are all professionals with considerable expertise and experience in the technology, payments, and software industries.
In contrast, the Company’s officers and directors have largely delegated the management of the Company’s Capital Preservation Instruments to third-party investment managers, who handle day-to-day management of the Company’s Capital Preservation Instruments consistent with investment guidelines adopted by the Company’s board of directors. Therefore, the Company’s officers, directors, and employees are largely not responsible for, or tasked with, managing Capital Preservation Instruments.

As of December 31, 2023, Marqeta had approximately 771 employees in locations throughout the world. Only six employees, including the Chief Accounting Officer, spend time on matters relating to the management of Marqeta’s Capital Preservation Instruments. Marqeta’s Capital Preservation Instruments are managed both internally by Marqeta’s Chief Accounting Officer and externally by two investment managers, whose activities are supervised by the Chief Accounting Officer. Marqeta’s remaining employees are involved in activities related to its operations – for example, developing its platform and services, providing customer support, marketing, and advertising, and filling other non-investment management roles.
The Company’s investment managers include Chartered Financial Analysts and invest in accordance with the Company’s investment policy; again, no one at the Company spends more than 1% of his or her time on decisions regarding Capital Preservation Instruments internally. The cost of services related to management of Capital Preservation Instruments for 2020, 2021, 2022, and 2023 were $73,399, $121,822, $189,001, and $251,466 respectively, which accounted for significantly less than 1% of all expenses for the Company for each year. The Company does not expect this figure to increase materially over the long term. Not surprisingly, expenses related to management of Capital Preservation Instruments are de minimis in comparison to the Company’s overall expenses because of the Company’s fundamental nature as a payment card issuing platform and cloud-based infrastructure business and not an investment company.20
4.Nature of Marqeta’s Assets
The Company’s unconsolidated balance sheet includes fixed and current assets consistent with a technology company engaged in operating a payment card issuing platform and cloud-based infrastructure business. As of September 30, 2024, these assets include approximately $25.6 million in accounts receivable generated by fees for Marqeta’s services that the Company is owed by customers; $11.8 million in settlements receivables based on interchange fees owed to the Company by banks; $46.7 million in incentive receivables for fees the Company receives from banks and payment processers for transactions routed to their card programs and
20 The Company anticipates that the statements in this section would be true even if it invests in investment securities that are not Capital Preservation Instruments, all of which would comply with the condition in this Application that no more than 10% of the Company’s total assets will consist of investment securities other than Capital Preservation Instruments, as such capitalized term is defined herein. For purposes of this calculation, “total assets” excludes cash items (including securities issued by money market funds registered under the 1940 Act) and Government securities (as defined in Section 2(a)(16) of the 1940 Act). This percentage is to be determined on an unconsolidated basis, except that Marqeta should consolidate its financial statements with the financial statements of any of its wholly-owned subsidiaries.

networks21; $23.3 million in prepaid expenses and other current assets; $35.7 million in property and equipment, net; $4.4 million in operating lease right-of-use assets, net (which represents the Company’s right to use any property it leases for the lease term and any renewal or termination option that it is reasonably certain to exercise, and is a recognized asset under GAAP); $164.2 million in an investment in a subsidiary (which represents the cost of acquiring an operating subsidiary that is now wholly-owned, Power Finance Inc., and appears on the unconsolidated balance sheet in accordance with GAAP); and $18.2 million in other assets, which include deferred contract costs, acquired patents, and other assets related to the Company’s commercial services. The Company currently holds no strategic investments.
The Company maintains investments in Capital Preservation Instruments in order to fund its operations. Its portfolio is held in assets including investment-grade commercial paper and corporate bonds; all of these investments are Capital Preservation Instruments. Marqeta also invests in instruments excluded from the definition of “investment securities,” as defined in Section 3(a)(2), including “Government securities” as defined in Section 2(a)(16) as well as certain securities issued by money market mutual funds that are considered cash items. At the end of the fiscal nine months ending September 30, 2024, the Company held approximately $48.6 million in interests in money market funds; $199.2 million in Treasury bills; $207.0 million in U.S. Government securities; $16.6 million in commercial paper; $10.5 million in investment-grade asset-backed securities; $49.3 million in investment-grade corporate debt securities; and $22.0 million in certificates of deposit; in each case on an unconsolidated basis. The Company does not hold any strategic investments in other entities.
Once the Company’s holdings in Government securities and cash items are excluded from the Asset Test, the Company holds investment securities accounting for approximately 23% of its total assets on an unconsolidated basis, as of September 30, 2024. All of these investment securities are Capital Preservation Instruments.
Marqeta uses its current assets, including its Capital Preservation Instruments, to finance its continued operations in connection with the development of the Company’s platform. As a result, the Company needs a continued ability to invest more than 40% of the total value of its assets, on an unconsolidated basis, in Capital Preservation Instruments.
This is reflected in the Company’s investment policy, which was adopted by the Company’s board of directors and is implemented to conserve capital and liquidity until the
21 These incentive fees are not included in the discussion of the company’s revenue provided in this Application because for purposes of the Company’s GAAP-compliant statement of operations, incentive fees reduce costs of revenue and are not treated as an independent source of revenue in the same way that interchange fee and other service fee revenue is. Nonetheless, like the interchange and other fees received by the Company, incentive fees are generated by the Company’s operations providing a technology-based payments platform. They are not a form of investment income. As a result, even if they were included as a source of revenue, they would not change the analysis in this Application related to Marqeta’s income and revenue as an operating company.

funds are used in the Company’s payment card issuing platform and cloud-based infrastructure business. As of December 31, 2023, the Company held none of the value of its assets in investment securities that are not Capital Preservation Instruments, and the Company’s investment securities other than any deemed to be Capital Preservation Instruments do not and will not exceed 10% of its total assets in the future.
5.Marqeta’s Sources of Income and Revenues
Since its inception, Marqeta has carried net operating losses, and the Company anticipates it will continue to incur net losses for the foreseeable future, as it continues to develop and market its services to establish and broaden its market position. This is not unusual for a technology company like Marqeta – technology companies typically develop their products and services while seeking out a foothold in the target market, without any or with very little early revenue, all of which results in a loss. Inasmuch as Marqeta has entered the commercialization stage for its platform and services, although still operating at a net loss, income may not be the single-most revealing aspect of its 1940 Act status. Rather, a review of the Company’s current sources of revenue provides a more accurate portrait of its 1940 Act status, particularly given the upward trend in recognizing substantially increased revenues due to increasing demand for the Company’s services, and although different from income, the SEC has previously recognized certain companies’ revenues, rather than income, as a useful measure of a company’s status under the 1940 Act.22
Marqeta derives 96% of its revenues from interchange fees and other fees received for its transactional services and for services related to platform access, fraud monitoring, and dispute resolution. As noted above, the Company has experienced rapid revenue growth based on those fees over recent years, with revenue (again, almost all of which is from fees for its services) of $290.3 million, $517.2 million, $748.0 million, and $676.2 million for the years ended December 31, 2020, 2021, 2022, and 2023, respectively, on an unconsolidated basis. In other words, revenue from fees increased by $226.9 million, or 78.2%, for the year ended December 31, 2021 compared to the year ended December 31, 2020; increased by $230.8 million, or 44.6%, for the year ended December 31, 2022 compared to the year ended December 31, 2021; and decreased by $71.8 million, or 9.6%, for the year ended December 31, 2023 compared to the year ended December 31, 2022. The recent decline in fee revenue is impacted by reduced pricing and the change in revenue presentation for one of the programs for the Company’s largest customer as fees owed to Issuing Banks and Card Networks are recorded as a reduction to net revenue effective as of July 1, 2023. The nature of the Company’s revenue is clear evidence of a strategy of successful expenditures on the types of operational costs described above: compensation and
22 Additionally, as noted above, in Marqeta’s case the Company has incurred more operating expenses in recent years as it continues to hire additional personnel, expand operations, and develop infrastructure both domestically and internationally, while also continuing to develop its products. Marqeta has also incurred significant additional legal, accounting, and other operating expenses as it has transitioned to a public company. The Company expects all these trends in expenses to continue.

benefits for the employees driving its operations; the acquisition and licensing of technology; procuring critical professional services such as legal, compliance, and accounting services; and capital expenditures.
In contrast, the Company’s net investment income from its Capital Preservation Instruments is not remotely sufficient to put the Company on a positive income trajectory. The Company only earned $9 million in net investment income in 2023, based solely on its Capital Preservation Instruments, compared to $8.6 million in 2022, $0.6 million in 2021 and $1.3 million in 2020, also based solely on Capital Preservation Instruments.23 The Company’s total operating expenses equaled approximately $612.5 million for the year ended December 31, 2023; $530.5 million for the year ended December 31, 2022; $394.3 million for the year ended December 31, 2021; and $165.3 million for the year ended December 31, 2020. If net investment income were compared to the Company’s revenue, it would be equal to approximately 6.5% of revenue for the fiscal year ended December 31, 2023, approximately 1.1% of revenue for the fiscal year ended December 31, 2022, approximately 0.1% of revenue for the fiscal year ended December 31, 2021, and approximately 0.4% of revenue for the fiscal year ended December 31, 2020, based solely on the Company’s Capital Preservation Instruments.
For the fiscal nine months ended September 30, 2024, the Company earned $27.8 million of net investment income, a decrease compared to $30.7 million for the nine months ended September 30, 2023. This nonetheless represents less than 7.5% of revenue for the fiscal nine months ended September 30, 2024. The decrease in net investment income is due to the decrease in interest rates in the fixed income markets.
As noted, the Company does not currently have any strategic investments and does not expect to earn investment income from such investments.24
These numbers alone are compelling testimony of the Company’s focus on operating its technology-based payment card issuing platform. Namely, the Company is experiencing sharp increases in its earnings potential now that it is increasingly scaling products at lower marginal costs.
As previously noted, the Company expects to continue its investment in the development of improvements on and technological advances in its payment card and related infrastructure services.
23 This increase was due to increases in interest rates in the fixed income markets during the time period in question.
24 As noted above, the Company has made investments in non-Capital Preservation Instruments only twice, each time in the same third-party private company. Both positions were sold in the fourth quarter of 2022 at an aggregate price of $25.7 million, which represented approximately 3% of net revenue generated by the Company in 2022.

D.An Order Under Section 3(b)(2) Would Better Serve the Policies Underlying the 1940 Act and Avoid Harm to Marqeta’s Shareholders
If the Commission declines to grant the relief requested in this Application, Marqeta would be faced with two courses of action: (1) manage its investment of its liquid capital in Capital Preservation Instruments under the constraints imposed by the Asset Test; or (2) comply with the registration and regulatory requirements of the 1940 Act. Either alternative would disadvantage Marqeta’s shareholders without serving any of the policies underlying the 1940 Act.
1.Managing Investments under the Asset Test
Marqeta’s management of its liquid capital in Capital Preservation Instruments under the constraints of the Asset Test may hinder Marqeta’s business over the long term. As discussed above, Marqeta holds significant amounts of cash, including a recent infusion of cash resulting from the IPO, because it needs those funds to address the capital-intensive nature of its business, its research and development needs, and fluctuations in returns, and this cash is not being immediately deployed for operations. In addition, Marqeta may continue to raise capital.
In general, the Company needs the ability to invest more than 40% of the total value of its assets (exclusive of Government securities and cash items), on an unconsolidated basis, in Capital Preservation Instruments to ensure the funds are managed and available to accommodate future growth of the business and general corporate purposes.
2.Registration under the 1940 Act
Compliance with the 1940 Act’s registration and other requirements would advance no clear public purpose and potentially entail greater costs and harm to Marqeta and its shareholders.
a.Misleading Presentation of Financial Information
The manner of presentation required for investment company financial reports differs materially from the methodology employed by Marqeta and prescribed by GAAP. Investment company financial statements report assets at their current fair market values. Marqeta would incur costly changes in its financial reporting if it were required to register under the 1940 Act. The required changes to Marqeta’s financial reporting would include a change in the format of existing financial statements and the preparation of additional statements required for investment companies. If Marqeta were required to file financial reports under the 1940 Act, its directors would be required to evaluate substantial quantities of tangible and intangible assets on a quarterly or semiannual basis and make a good-faith attempt to establish the current fair market value for each such tangible and intangible asset. This would be extremely difficult. In addition, preparation of unconsolidated financial information in accordance with investment company practice would make Marqeta’s financial information incompatible with other entities within the industry.
b.Expensive and Burdensome Regulation
To require Marqeta, a company not primarily engaged in the business of investing in securities, to comply with the regulatory provisions of the 1940 Act would be expensive, burdensome, and contrary to the best interests of its shareholders, who invested in Marqeta as a technology company and not as an investment company. Compliance with the 1940 Act would require Marqeta to devote considerable financial, administrative, and legal resources to the preparation of registration statements that meet the requirements of the 1940 Act, and to the creation of internal administrative mechanisms that comply with the additional recordkeeping and reporting requirements of the 1940 Act. This would create a significant burden on Marqeta’s financial and personnel resources, which would in turn have a negative impact on its management and profitability. This requirement also would significantly detract from Marqeta’s efforts toward managing its technology operations.
c.Forced Change in Marqeta’s Business
The imposition of the 1940 Act’s regulatory scheme upon Marqeta would cause material changes in its operating strategies. Marqeta would be restricted as to all future borrowings by the asset-coverage requirements in section 18(a) of the 1940 Act. Sections 18 and 23 together would severely limit the corporate financing alternatives otherwise normally available to Marqeta. Furthermore, Sections 17 and 18 restrict the range of incentive compensation arrangements that may be offered to officers, directors, and employees, and specifically prohibit the issuance of any stock options to these groups. Especially among technology companies, stock options and restricted stock units are an effective form of incentive and means for aligning employees’ interests with those of shareholders. It has historically been Marqeta’s practice to issue stock options and restricted stock units (“RSUs”) to officers and employees of the Company, and it continues to issue stock options and RSUs to certain employees and directors. Marqeta believes that a prohibition on the issuance of stock options and RSUs would lead potentially to the loss of key employees and other adverse consequences, negatively affecting shareholder returns.
The aggregate effect of these types of changes on Marqeta’s business strategy would materially change the character of Marqeta in ways its shareholders never contemplated when making their investments, causing considerable harm to the shareholders. Marqeta’s shareholders would no longer own interests in a technology company, but instead in a company forced to operate like an investment company. Moreover, as demonstrated above, Marqeta would experience substantially higher costs in complying with the 1940 Act and would experience material disruption of its business.

V.SUPPORTING PRECEDENT
The Commission has issued numerous orders pursuant to Section 3(b)(2) involving companies with a history of operations, public representations, officer and director participation, asset character and income character comparable to Marqeta, including: Confluent, Inc., Investment Company Act Rel. Nos. 34848 (Mar. 6, 2023) (notice) and 34877 (April 3, 2023) (order); Cloudflare, Inc., Investment Company Act Rel. Nos. 34856 (Mar. 15, 2023) (notice) and 34883 (April 11, 2023) (order); Snowflake, Inc., Investment Company Act Rel. Nos. 34049 (Oct. 9, 2020) (notice) and 34085 (Nov. 4, 2020) (order); Lyft, Inc., Investment Company Act Rel. Nos. 33399 (Mar. 14, 2019) (notice) and 33442 (April 8, 2019) (order); Exact Sciences Corporation, Investment Company Act Rel. Nos. 33228 (Sept. 14, 2018) (notice) and 33267 (Oct. 11, 2018) (order); Dolby Laboratories, Inc., Investment Company Act Rel. Nos. 29454 (Oct. 1, 2010) (notice) and 29492 (Oct. 27, 2010); RealNetworks, Inc., Investment Company Act Rel. Nos. 27877 (June 28, 2007) (notice) and 27888 (July 24, 2007) (order); Hutchinson Technology Incorporated, Investment Company Act Rel. Nos. 27215 (Jan. 25, 2006) (notice) and 27228 (Feb. 22, 2006) (order); and Applied Materials, Inc., Investment Company Act Rel. Nos. 27064 (Sept. 13, 2005) (notice) and 27114 (Oct. 12, 2005) (order).
VI.RELIEF REQUESTED
For the above reasons, Marqeta requests an order pursuant to Section 3(b)(2) declaring it to be primarily engaged in a business other than that of investing, reinvesting, owning, holding, or trading in securities.
VII.CONDITIONS
Marqeta agrees that any order granting the requested relief will be subject to the following conditions:
1.Marqeta will continue to use its accumulated cash and securities to support its primary business (as such business is described in this Application);
2.Marqeta will refrain from investing or trading in securities for speculative purposes; and
3.No more than 10% of Marqeta’s total assets will consist of investment securities other than Capital Preservation Instruments (as such capitalized term is defined in this Application). For purposes of this condition, “total assets” excludes cash items (including securities issued by money market funds registered under the 1940 Act) and Government securities (as defined in Section 2(a)(16) of the 1940 Act). This percentage is to be determined on an unconsolidated basis, except that Marqeta should consolidate its financial statements with the financial statements of any of its wholly-owned subsidiaries.

VIII.PROCEDURAL MATTERS
A.Communications
Pursuant to Rule 0-2(f) under the 1940 Act, Marqeta states that the address of its corporate headquarters is 180 Grand Ave 6th Floor, Oakland, CA 94612. Marqeta further states that all communications or questions should be directed to: Amy Caiazza, J.D., Ph.D, Wilson Sonsini Goodrich & Rosati P.C., 1700 K Street NW, Suite 500, Washington, D.C. 20006, with a copy to Crystal Sumner, Chief Legal Officer, Marqeta, Inc., 180 Grand Ave 6th Floor, Oakland, CA 94612.
B.Authorization
Pursuant to Rule 0-2(c)(1) under the 1940 Act, Marqeta hereby states that the officer signing this Application on its behalf is fully authorized to do so, that under the provisions of its Certificate of Incorporation, responsibility for the management of its affairs and business is vested in its board of directors, that by resolution (a copy of which is attached as Exhibit A), the board of directors has authorized any officer to prepare or cause to be prepared and to execute and file with the Commission the Application and any amendments thereto, and that Marqeta has complied with all requirements for the execution and filing of this Application in its name and on its behalf.
C.Verification
The verification required by Rule 0-2(d) under the 1940 Act is attached as Exhibit B hereto.
*    *    *

Marqeta requests that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.
December 17, 2024    Respectfully submitted,
Marqeta, Inc.

By:	/s/ Mike Milotich
Name: Mike Milotich Title: Chief Financial Officer

EXHIBIT A
Certification
I, Mike Milotich, CFO of Marqeta, Inc., a Delaware corporation (the “Applicant”), do hereby certify that the following resolutions were duly adopted at a meeting of the Board of Directors of the Applicant on January 25, 2024. I further certify that said resolutions are still in full force and effect and have not been amended or repealed.
WHEREAS, the Company is engaged primarily in the business of creating digital payment technology for its customers, and is not in the business of investing, reinvesting, owning, holding or trading in securities;
WHEREAS, the Company intends to file an application with the Securities and Exchange Commission (the “SEC”) for an order pursuant to Section 3(b)(2) of the Investment Company Act of 1940 declaring that the Company is primarily engaged in a business other than that of investing, reinvesting, owning, holding, or trading in securities in the form attached hereto as Exhibit A (the “Exemptive Application”); and
WHEREAS, the Board deems it to be in the best interest of the Company and its stockholders to file the Exemptive Application with the SEC.
NOW, THEREFORE BE IT, RESOLVED, that the Exemptive Application is approved.
RESOLVED FURTHER, that such officers are hereby authorized and directed to take all actions that are necessary or appropriate to carry out the intent of the resolutions, and any and all actions taken by the officers of the Company to carry out the purposes and intent of the foregoing resolutions prior to their adoption are approved, ratified, and confirmed.
IN WITNESS WHEREOF, I have set my name this 17th day of December, 2024.

By:	/s/ Mike Milotich
Name: Mike Milotich Title: Chief Financial Officer

EXHIBIT B
Verification of Marqeta, Inc.
The undersigned states that he has duly executed the attached Application dated December 17, 2024, for and on behalf of Marqeta, Inc., that he is the Chief Financial Officer and is authorized to sign the Application on its behalf, and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts set out therein are true to the best of his knowledge, information, and belief.

By:	/s/ Mike Milotich
Name: Mike Milotich Title: Chief Financial Officer